UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

Ning Zhang

Morgan, Lewis & Bockius, LLP

Beijing Kerry Centre South Tower, Suite 823

No. 1 Guang Hua Road, Chaoyang District,

Beijing 100020, China

+8610 5876-3586

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 5

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alpha Wealth Global Limited
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power

	9	sole dispositive power
0
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
0
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
0%
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 3 of 5

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tao Huang
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
0
	9	sole dispositive power

	10	shared dispositive power
0

11	aggregate amount beneficially owned by each reporting person
0

12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
0%
14	type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 5

Item 1.	Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D filed on July 10, 2023 (the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated with the following:

Not applicable.

Item 4.	Purpose of Transaction

The second to the last paragraph of Item 4 of the Initial Statement is hereby deleted and replaced with the following:

To date, the closing with respect to Alpha under the Warrant Agreement has not occurred. On December 20, 2023, the Issuer and Alpha mutually agreed to terminate the Warrant Agreement as between the Issuer and the Alpha Warrant has been extinguished.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statement is hereby amended and restated with the following:

(a-b)    The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein is nil.

Item 5 (c) of the Initial Statement is hereby amended and restated with the following:

(c)       None of the Reporting Persons has engaged in any transactions in the Issuer’s securities in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented by adding the paragraph below to the end:

On December 20, 2023, the Issuer and Alpha mutually agreed to terminate the Warrant Agreement as between the Issuer and Alpha and the Alpha Warrant has been extinguished.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2023

ALPHA WEALTH GLOBAL LIMITED

By:	/s/ Tao Huang
Tao Huang, Director

Tao Huang

By:	/s/ Tao Huang

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)